

PROCESSING
RECEIVED
SEC MAIL
OCT 04 2007
SECTION
182
WASH., D.C.



07076174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha Isetan
Kabushiki Kaisha Mitsukoshi

(Names of Subject Company)

Isetan Company Limited
Mitsukoshi, Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

Isetan Company Limited
Mitsukoshi, Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Isetan Company Limited
Attn.: Koji Kawanobe
General Manager
Public Relations/IR
14-1, Shinjuku 3-chome
Shinjuku-ku, Tokyo 106-0222
Japan
(phone number: 81-3-3352-1111)

Mitsukoshi, Ltd.
Attn.: Yasuhiro Tanaka
General Manager
PR/IR Office
4-1, Nihonbashi Muromachi 1-chome,
Chuo-ku, Tokyo 103-0022
Japan
(phone number: 81-3-3241-3311)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release dated August 23, 2007 of Isetan Company Limited ("Isetan") and Mitsukoshi, Ltd. ("Mitsukoshi") announcing the establishment of a holding company.[1]
2	English translation of a press release dated October 4, 2007 of Isetan and Mitsukoshi announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of Isetan and Mitsukoshi has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on August 24, 2007.

[1] Previously furnished to the Commission as part of Form CB on August 24, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Isetan Company Limited

By: 

Name: Nobukazu Muto
Title: President & CEO

Date: October 4, 2007

TOKYO:35120.1

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsukoshi, Ltd.

By: 

Name: Kunio Ishizuka
Title: President

Date: October 4, 2007

TOKYO:35120.1

EXHIBIT 2

October 4, 2007

To Whom It May Concern:

Corporate Name:	Isetan Company Limited
Name of the Representative:	Nobukazu Muto, Representative Director, President and CEO
Code Number: 8238	TSE 1st section
Contact:	Koji Kawanobe, General Manager of Public Relations/IR Telephone: +813-3352-1111
Corporate Name:	Mitsukoshi, Ltd.
Name of the Representative:	Kunio Ishizuka, Representative Director and President
Code Number: 2779	TSE 1st section, OSE 1st section and NSE 1st section
Contact:	Yasuhiro Tanaka, General Manager of PR/IR Office Telephone: +813-3241-3311

Notice concerning the Preparation of a Stock Transfer Plan and the Direction of Management Integration and its Implementation Structure

Isetan Company Limited ("Isetan") and Mitsukoshi, Ltd. ("Mitsukoshi") announce that at the board of directors meeting of each company held today, a stock transfer plan (the "Stock Transfer Plan") was prepared and approved pursuant to an integration agreement (the "Integration Agreement") dated August 23, 2007 under which agreement was made to establish Isetan Mitsukoshi Holdings Ltd. (the "Joint Holding Company") by way of stock transfer (the "Stock Transfer") on April 1, 2008 (planned), subject to approval of a shareholders meeting of each company. In addition, concerning the direction of management integration and its implementation structure, Isetan and Mitsukoshi shall notify herein of the matters which have been decided at this time.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

I. Outline of Stock Transfer

1. Summary of Stock Transfer

(1) Schedule of Stock Transfer

August 23, 2007	Board of directors meetings to approve the Integration Agreement (both companies)
August 23, 2007	Execution of the Integration Agreement (both companies)
September 13, 2007	Record date for the extraordinary shareholders meeting (both companies)
October 4, 2007	Board of directors meeting to approve the Stock Transfer Plan (both companies)
October 4, 2007	Preparation of the Stock Transfer Plan (both companies)
November 20, 2007 (planned)	Shareholders meeting to approve the Stock Transfer Plan
December 21, 2007 (planned)	Date of delisting from the Osaka Securities Exchange (Mitsukoshi)
March 26, 2008 (planned)	Date of delisting from the Nagoya Stock Exchange (Mitsukoshi)
March 26, 2008 (planned)	Date of delisting from the Tokyo Stock Exchange (both companies)
April 1, 2008 (planned)	Date of registration of the incorporation of the Joint Holding Company (effective date)
April 1, 2008 (planned)	Date of listing of the Joint Holding Company
Late May, 2008 (planned)	Date of delivery of share certificates of the Joint Holding Company

(The schedule may be changed through mutual consultation between both companies if any unavoidable circumstances arise in the course of the procedures to be taken.)

(2) Stock Transfer Ratio

Company	Isetan	Mitsukoshi
Stock Transfer Ratio	1	0.34

(Note 1) One share of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of Isetan, and 0.34 share of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of Mitsukoshi.
However, the Stock Transfer Ratio may be changed through mutual consultation of both companies if there are any material changes in any of the various conditions upon which the ratio has been determined.

(Note 2) New shares to be issued by the Joint Holding Company (planned):
400,380,504 shares of common stock
The number is based on the total of 225,272,903 shares issued by Isetan (as of August 31, 2007) and the total of 515,022,356 shares issued by Mitsukoshi (as of August 31, 2007). The actual number of new shares issued by the Joint Holding Company may be subject to change.

(3) Basis of and Developments Leading to the Calculation for the Stock Transfer Ratio
In order to ensure the fairness of the stock transfer ratio to be used in the Stock Transfer,

Mitsubishi UFJ Securities, Co., Ltd. ("Mitsubishi UFJ Securities") and Daiwa Securities SMBC Co. Ltd. ("Daiwa Securities SMBC") were each appointed as financial adviser for the management integration by Isetan and Mitsukoshi, respectively, and commissioned to make the calculation of the stock transfer ratio.

Isetan and Mitsukoshi each took into account the respective stock transfer ratio calculations from Mitsubishi UFJ Securities and Daiwa Securities SMBC and the financial and assets conditions and future outlook of both companies' in their discussions concerning the stock transfer ratio, and upon careful deliberation, arrived at the judgment and reached agreement that the above-mentioned stock transfer ratio is appropriate. Further, there are no changes in the basis of and developments leading to the calculation for the stock transfer ratio as announced in the press release dated August 23, 2007, "Notice of Management Integration of Isetan Company and Mitsukoshi Company through the Establishment of a Joint Holding Company."

(4) Relationship with calculation agent

Neither Mitsubishi UFJ Securities nor Daiwa Securities SMBC, the institutions commissioned to calculate the stock transfer ratio, fall under the category of "related parties" with respect to either Isetan or Mitsukoshi.

(5) Treatment of Share Options and Convertible Bonds of the Companies to Become Wholly-owned Subsidiaries

Concerning share options (*shinkabu yoyakuken)* that have been issued by Isetan and Mitsukoshi, in light of their terms and conditions and the stock transfer ratio, share options of the Joint Holding Company will be delivered as replacement for the share options currently held.

Concerning subscription rights (*shinkabu hikiukeken*) that have been issued by Isetan for which the provisions set forth in the former Commercial Code prior to the amendments in 2001 are applicable, it is interpreted that they cannot be converted to share options of the Joint Holding Company in the event of a stock transfer. Therefore, subject to renunciation of the subscription rights by each holder of such rights, to each holder of the subscription rights there will be a one-time allotment of share options of Isetan which have the same economic benefit in substance and at the time of the Stock Transfer, share options of the Joint Holding Company will be delivered to replace the share options of Isetan.

Isetan and Mitsukoshi have currently no convertible bonds outstanding.

(6) System to promote Management Integration

The management integration will be promoted by an integration preparation committee and sub-committees that have been established by Isetan and Mitsukoshi. Please refer to II. below for details.

(7) Listing of the Joint Holding Company

Isetan and Mitsukoshi will apply for listing of shares of the newly incorporated Joint Holding Company on the Tokyo Stock Exchange. As Isetan and Mitsukoshi will become wholly-owned subsidiaries of the Joint Holding Company upon execution of the Stock Transfer, the former will be delisted from the Tokyo Stock Exchange on March 26, 2008 and the latter will be delisted from the Tokyo Stock Exchange on March 26, 2008, the Osaka Securities Exchange on December 21, 2007 and Nagoya Stock Exchange on March 26, 2008, respectively. The date of delisting is subject to the rules of each stock exchange.

2. Outline of Parties to Stock Transfer

(1) Corporate Name	Isetan Company Limited		Mitsukoshi, Ltd.	
(2) Line of Business	Department Store Business		Department Store Business	
(3) Date of Incorporation	September 1930		September 2003	
(4) Location of Head Office	14-1 Shinjuku 3-chome, Shinjuku-ku, Tokyo		4-1, Nihonbashi Muromachi 1-chome, Chuo-ku, Tokyo	
(5) Title and Name of Representative	Nobukazu Muto, Representative Director, President and CEO		Kunio Ishizuka, Representative Director and President	
(6) Capital	36,600 million yen (as of the end of March 2007)		37,404 million yen (as of the end of February 2007)	
(7) Total Number of Issued Shares	225,179,103 shares (as of the end of March 2007)		515,022,356 shares (as of the end of February 2007)	
(8) Net Assets (Consolidated)	213,194 million yen (as of the end of March 2007)		162,840 million yen (as of the end of February 2007)	
(9) Total Assets (Consolidated)	474, 895 million yen (as of the end of March 2007)		577, 672 million yen (as of the end of February 2007)	
(10) Date of Fiscal Year End	End of March		End of February	
(11) Number of Employees (Consolidated)	8,834 (as of the end of March 2007)		9,610 (as of the end of February 2007)	
(12) Main Customers	General Customers		General Customers	
(13) Major Shareholders and Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	4.47%	The Mitsukoshi Welfare Foundation	7.81%
	Onward Kashiyama Co., Ltd.	4.16%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.53%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.09%	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.42%
	Meiji Yasuda Life Insurance Company	3.04%	Otsuka Kagu, Ltd.	2.27%
	NIPPONKOA Insurance Company, Limited	2.30%	Mitsui Life Insurance Company Limited	2.17%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.26%	The Mitsukoshi Employee Stockholders' Group	1.68%
	(End of March, 2007)		(End of February, 2007)	
(14) Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Corporate Bank, Ltd.		Sumitomo Mitsui Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited. Mizuho Corporate Bank, Ltd.	
(15) Relationship between Parties	Capital Relationship		Not Applicable	
	Personnel Relationship		Not Applicable	
	Business Relationship		Not Applicable	

	Relationship of Affiliated Parties	Not Applicable

(16) Current Three-year Consolidated Business Results

	Isetan (Consolidated)			Mitsukoshi (Consolidated)		
Date of Fiscal Year End	March 2005	March 2006	March 2007	February 2005	February 2006	February 2007
Sales (Millions of Yen)	628,996	760,038	781,798	887,782	842,009	804,120
Operating Income (Millions of Yen)	19,192	30,061	32,252	15,214	15,272	12,617
Current Income (Millions of Yen)	21,907	30,925	33,416	16,898	19,943	17,019
Net Income or Loss (Millions of Yen)	12,619	18,710	18,291	△4,067	9,088	12,936
Net Income or Loss per Share	56.46	83.23	82.43	△8.60	18.24	26.45
Annual Dividends per Share	12.00	14.00	14.00	3.00	3.00	3.00
Shareholders' Equity per Share	736.84	867.91	901.87	261.36	283.92	329.85

3. Company to be Newly Established upon Stock Transfer

(1) Corporate Name	Isetan Mitsukoshi Holdings Ltd.		
(2) Line of Business	1. Management planning and administration of subsidiaries and group companies engaging in the department store and other businesses, and any business incidental or related thereto. 2. Department store and other businesses.		
(3) Location of Head Office	Ginza, Chuo-ku, Tokyo		
(4) Assumption of Office of Representatives and Other Officers (title and number thereof are subject to discussion)	Representative Director, Chairman and CEO	Nobukazu Muto	Current Representative Director, President and CEO of Isetan Company Limited
	Representative Director, President and COO	Kunio Ishizuka	Current Representative Director and President of Mitsukoshi, Ltd.
	Director	Chihiro Nihashi	Current Director and Executive Vice President of Business Planning and Operations Division of Isetan Company Limited

	Director	Kouhei Amano	Current Representative Director, Senior Managing Executive Officer and General Manager of Department Store Business Headquarters of Mitsukoshi, Ltd.
	Director	Shinya Takada	Current Director and Executive Vice President of Corporate Planning Division of Isetan Company Limited
	Director	Ken Akamatsu	Current Director, Senior Executive Officer and General Manager of Business Administration Division of Mitsukoshi, Ltd.
	Director (outside)	Nobuo Kuroyanagi	Current President & CEO of Mitsubishi UFJ Financial Group, Inc. and current President of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
	Director (outside)	Shimpei Miyamura	Current Director, Senior Adviser of Mitsui Mining & Smelting Co., Ltd.
	Director (outside)	Morio Ikeda	Current Director of Komatsu Ltd., current Director of Tokyo Metropolitan Television Broadcasting Corporation and current Senior Advisor of Shiseido Company, Ltd.
	Fulltime Corporate Auditor	Ikuo Nihei	Current Fulltime Corporate Auditor of Isetan Company Limited
	Fulltime Corporate Auditor	Kenichi Abe	Current Fulltime Corporate Auditor of Mitsukoshi, Ltd.

	Corporate Auditor (outside)	Teisuke Kitayama (Note 1)	Current Director and President of Sumitomo Mitsui Financial Group, Inc., current Director and Chairman of the Board of Sumitomo Mitsui Banking Corporation and current Director of Mitsukoshi, Ltd.
	Corporate Auditor (outside)	Sumio Iijima	Current Corporate Auditor of TKC Corporation, founder of Tokyo Toranomon Law Office, current Corporate Auditor of Kitagawa Industry Co., Ltd., current Visiting Professor of the Law School of the Chuo University, current Corporate Auditor of Mitsui O.S.K. Lines, Ltd. and current Corporate Auditor of Isetan Company Limited
(5) Capital	50 billion yen		
(6) Net Assets (Consolidated)	to be determined		
(7) Total Assets (Consolidated)	to be determined		
(8) Date of Fiscal Year End	March 31		
(9) Outline of Accounting Treatment in Conjunction with the Stock Transfer As the Stock Transfer will be treated as an "acquisition" under the accounting standard for business combinations, at the present time it is expected that the purchase method shall apply, and in such event, the assets and liabilities of Mitsukoshi, the acquired company under the accounting policy, and its subsidiaries will be calculated according to market value on the consolidated financial statements of the Joint Holding Company. In such case, in the consolidated accounting of the Joint Holding Company, it is projected that negative goodwill of about ¥ 70 billion (Note 2) will be recorded on the basis of current calculations. The final amount and the amortization period and other items will be announced upon determination.			
(10) Forecast of Business Impact of Stock Transfer The integration preparation committee and sub-committees established by both companies will undertake analysis of the business forecast and other matters following the integration and make announcements of their results.			
(11) Other The Joint Holding Company will not distribute interim dividends in the first year of the incorporation and plans to pay dividends collectively at the end of the fiscal year.			

(Note 1) Mr. Teisuke Kitayama is scheduled to resign from the office of Outside Director of Mitsukoshi, Ltd. on the day immediately preceding the date of incorporation of the

Joint Holding Company.

(Note 2) Estimates are made on the basis of figures obtained as of October 4, 2007. Figures are subject to change in the future and the final amounts may differ.

II. Regarding the Direction of Management Integration and its Implementation Structure

The department store industry faces several challenges, including a shrinking market size resulting from the decrease in the total population of Japan and intense competition from other forms of retailing. In order to survive and thrive in such an industry, it is necessary for department stores to further improve their capabilities to develop and propose new ideas so as to promptly and correctly assess the increasingly varied and sophisticated needs of customers, and respond with the right combination of product lineups and services. Based on this common perspective, Isetan and Mitsukoshi entered into the "Integration Agreement" on August 23, 2007, under which they agreed to execute management integration in order to jointly reform the supply chain system and maximize utilization of both companies' management resources.

1. Direction of Management Integration

(1) Target Earnings Level

Isetan and Mitsukoshi will respectively review their existing plans and aim to steadily achieve the highest level of consolidated operating income in the industry at ¥75 billion in fiscal 2013, the sixth year following management integration.

	<Current Earnings Level> Fiscal 2007 Projected Consolidated Operating Income	<Additional Earnings>	<Target Earnings Level> Fiscal 2013 Target Consolidated Operating Income
Isetan	¥31 billion	+¥14 billion	¥45 billion
Mitsukoshi	¥12 billion	+¥18 billion	¥30 billion
Total	¥43 billion	+¥32 billion	¥75 billion

* The breakdown of "Additional Earnings" and "Target Earnings Level" is subject to change depending on restructuring within the group and other such future events.

(2) Breakdown of Additional Earnings

1) Improving Customer Satisfaction through Integration of the Business Infrastructure (Expected additional operating income: Approx. ¥10 billion)

- Improvements in sales and profit margins will be sought by accelerating reform of the entire supply chain through incorporation of Isetan's business infrastructure such as its information systems and business workflow systems into Mitsukoshi's retail operations, and by improving customer satisfaction through means such as stable supply of highly demanded products and the development of new private brands.
- Concerning the integration of business infrastructure, promptly after the establishment of the Joint Holding Company in April 2008, the issue of integration of Isetan and Mitsukoshi's information systems subsidiaries, namely, Isetan Data Center Co., Ltd. and Mitsukoshi Information Service, Ltd., will be studied and an infallible system will be established in order to securely integrate systems at an early stage.
- Furthermore, personnel exchange of the systems division, mainly involving the sales personnel, will begin in early autumn this year.

2) Establishment of the Customer Base in Tokyo and Major Cities Throughout Japan (Expected additional operating income: Approx. ¥12 billion)

- The renovation plan for Mitsukoshi's Ginza store involving floor space expansion is the first large-scale joint development project for the new group, and as it is a symbolic project for the management integration, a dedicated division will be established in Isetan Mitsukoshi Holdings Ltd., and the know-how of both companies will be amassed towards the goal of turning it into the No.1 store in the Ginza area, and positioning it as the third "pillar" as the store with the earning capacity next to the flagship stores of Shinjuku and Nihonbashi. The know-how gained in this enterprise will also be applied to the plans for a new store opening in Osaka.

- In the Shinjuku area, Isetan and Mitsukoshi aim to secure the position as "the world's best fashion store" further concrete through redevelopment of stores including Mitsukoshi's store as early as possible, in addition to the ongoing large-scale renovation of Isetan's Shinjuku store.
- Through the renovation of the upper floors of Mitsukoshi's Nihonbashi store scheduled for the next fiscal year onwards, Isetan and Mitsukoshi will aim to create "a prestige store" befitting Mitsukoshi's reputation with the aim of expanding our customer base of very loyal customers.
- In the Niigata area, where both Mitsukoshi and Isetan have existing stores, as the initial project, an efficient management framework incorporating both store brands will be created with fiscal 2008 as the target date. For the time being, Isetan and Mitsukoshi will consider integration in the fields of sales activities, through measures such as joint event planning, and administrative support, in areas such as logistics. Such know-how will be utilized in other areas where Mitsukoshi and Isetan both have existing stores.

3) Integration of Businesses Related to the Department Store Business and Cost Reduction Efforts (Expected additional operating income: Approx. ¥10 billion)

- With regard to expansion of the Queen's Isetan supermarket business, plans for the opening of shops in not only Isetan stores, but Mitsukoshi stores within the Tokyo Metropolitan Area are being considered for as early as fiscal 2008.
- With regard to strategies concerning credit cards and the building of a loyal customer base, measures to improve customer satisfaction will be taken on a group-wide level by developing a card strategy unique to department stores utilizing the new card strategy currently under development by Isetan I Card Co., Ltd. in cooperation with VISA as well as Mitsukoshi's existing services targeted at the affluent class.
- Isetan and Mitsukoshi will aim at new development and expansion in the mail order and web businesses of the new group by synergizing Isetan's various resources with Mitsukoshi's top-of-the-line mail order business infrastructure.
- Furthermore, Isetan and Mitsukoshi will reduce costs and improve management efficiency by promoting the shared use of accounting and labor services within the group, integration of logistics functions, integration of building maintenance and management functions, and utilization of Mitsukoshi's purchasing know-how, etc.

(3) Improvement of Cash Flow from Investing Activities

It is anticipated that the review of investment plans and owned assets will result in an improvement of approximately ¥100 billion in the existing plan for cash flows from investing activities of Isetan and Mitsukoshi combined.

1) Review of Investment Plan

Improvement of investment efficiency will be sought by reviewing the existing investment plans of Isetan and Mitsukoshi and by concentrating management resources in the high-priority strategies as described above.

2) Review of Asset Holdings

Improvement of asset holding efficiency will be sought through the effective utilization, sale, liquidation, etc. of assets while ensuring consistency with high-priority strategies.

2. System to promote Management Integration

(1) Organizational Structure of Isetan Mitsukoshi Holdings Ltd. (Planned)


Shareholders Meeting
Nomination Committee
Remuneration Committee
Board of Directors
Corporate Auditors
Board of Corporate Auditors
Representative Director, Chairman and CEO
Representative Director, President and COO
Internal Audit Staff
Management Strategy Council
Administration Headquarters
Strategic Planning Headquarters
Department Store Business Headquarters

(including Ginza and Osaka project promotion functions)

Furthermore, an executive officer system will be adopted, and in order to accelerate the decision-making process, a Management Strategy Council will be established. It is expected to be chaired by Representative Director, Chairman and CEO Nobukazu Muto and be comprised of the individuals named below.

Representative Director, Executive Officer, Chairman and CEO	Nobukazu Muto	Current Representative Director, President and CEO of Isetan
Representative Director, Executive Officer, President and COO	Kunio Ishizuka	Current Representative Director and President of Mitsukoshi
Director	Chihiro Nihashi	Current Director and Executive Vice President of Isetan
Director	Kouhei Amano	Current Representative Director and Senior Managing Executive Officer of Mitsukoshi
Director, Senior Managing Executive Officer and General Manager of Strategic Planning Headquarters	Shinya Takada	Current Director and Executive Vice President of Isetan
Director, Managing Executive Officer and General Manager of Administration Headquarters	Ken Akamatsu	Current Director and Senior Executive Officer of Mitsukoshi
Senior Managing Executive Officer and General Manager of Department Store Business Headquarters	Keinosuke Okawa	Current Director and Executive Vice President of Isetan

(2) Integration Preparation Committee

Following the conclusion of the Integration Agreement on August 23, 2007, Nobukazu Muto, the President and CEO of Isetan, assumed the chairmanship and Kunio Ishizuka, the President of Mitsukoshi, assumed the vice chairmanship of the integration preparation committee. The first meeting of the integration preparation committee was convened in September 2007, and work was begun on the task of preparing for management integration.

In order to promote integration in a speedy manner and realize results in the early stages following the establishment of the Joint Holding Company in the coming fiscal year, the following subcommittees were established and studies were launched in each field with respect to priority agendas that are deemed particularly important. Each subcommittee consists of working-level staff of both companies, but in order to clarify the division of executive roles and consolidate policy direction, each subcommittee is chaired by one chairperson.

Subcommittee Name	Subject of Study
1) Redevelopment Subcommittee	· Formulate renovation plan to expand floor space of Ginza store · Review business plan for new Osaka store and formulate store plan
2) Overlapping Area Subcommittee	· Formulate Shinjuku area redevelopment plan · Consider integrated management and joint activities in the Niigata, Fukuoka and Sapporo areas
3) Information Systems and Business Workflow Integration Subcommittee	· Execute integration of systems subsidiaries · System development design · Business workflow integration
4) MD Integration Subcommittee	· Consider processes with respect to integrating product divisions · Consider introduction and expansion of unit, brand central control, etc.
5) Internal Control Subcommittee	· J-SOX compliance · Build a compliance system for the new group

* The respective chairpersons of subcommittees 1) and 5) are appointed from Mitsukoshi, whereas those of subcommittees 2), 3) and 4) are appointed from Isetan.

End of document

END